Exhibit 99.2

SUBSCRIPTION AGREEMENT FOR UNITS

HELIX BIOPHARMA CORP.

THE UNITS BEING OFFERED FOR SALE MAY ONLY BE PURCHASED BY ELIGIBLE PURCHASERS RESIDENT IN THE UNITED STATES

IMPORTANT

The following items in this Subscription Agreement have been completed (please initial box):

I.	All Eligible Purchasers:

[ ]	All Purchaser information, as applicable, in the boxes on pages 1 to 2

2

A completed and executed copy of this Subscription Agreement, including the items required to be completed as set out above, must be delivered, by no later than 4:00 p.m. (Toronto time) on March 28, 2011 to Helix BioPharma Corp. 305 Industrial Parkway South, Unit 3, Aurora, ON L4G 6X7 or by fax to (905)841-2244 attention: Frank Michalargias.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT UNITS	Subscription No.

TO:	HELIX BIOPHARMA CORP. (the “Company”)

The undersigned (the "Purchaser"), hereby subscribes for and agrees to purchase from the Company the number of Units of the Company set forth below for the aggregate subscription price set forth below, representing a subscription price of CDN$2.39 per Unit (the "Subscription Price"). Each Unit is comprised of one common share and of one common share purchase warrant (a "Unit"). This subscription plus the attached terms and conditions (the "Terms and Conditions"), and the exhibits and appendices attached hereto, if any, are collectively referred to as the "Subscription Agreement". The Purchaser agrees to be bound by the Terms and Conditions and agrees that the Company may rely upon the covenants, representations and warranties contained in this Subscription Agreement.

Number of Units:

Aggregate Subscription Price:

(Name of Purchaser - please print)

By:
Authorized Signature

(Official Capacity or Title – please print)

Please print name of individual whose signature appears above if different than the name of the purchaser printed above.

(Address of Residence)

(Purchaser's E-mail)

(Purchaser's Telephone No.)

4

The Company is hereby directed to issue and register the certificates representing the Shares and Warrants comprising the Units subscribed for, and deliver them, as follows:

Registration Instructions:	Delivery Instructions:
As above [ ] or	As above [ ] or

Name [Please Print]	Account reference, if applicable

Account reference, if applicable	Contact Name [Please Print]

Address	Address

(Telephone Number)

Additional Purchaser Information

Present Ownership of Securities

The Purchaser either [check appropriate box]:
[ ]	owns directly or indirectly, or exercises control or direction over, no common shares in the capital stock of the Company or securities convertible into common shares in the capital stock of the Company; or
[ ]	owns directly or indirectly, or exercises control or direction over, ________ common shares in the capital stock of the Company and convertible securities entitling the Purchaser to acquire an additional ________ common shares in the capital stock of the Company.

Insider Status

The Purchaser either [check appropriate box]:

[ ]	is an "insider" of the Company or an “associate” of an insider as defined in the Securities Act (Ontario) or an “affiliate” of an insider as defined in the TSX Company Manual.

[ ]	is not an "insider" of the Company or an “associate” or “affiliate” of an “insider”.

Helix BioPharma Corp. accepts the subscription set forth above this ___ day of ________, 2011.

Authorized Signatory

TERMS AND CONDITIONS
OF UNITS PRIVATE PLACEMENT

1.	Subscription

1.1

The Purchaser hereby irrevocably subscribes for and agrees to purchase from the Company, that number of units (the "Units") of the Company set forth on page 1 of this Subscription Agreement. The Purchaser acknowledges that this subscription forms part of a larger offering by the Company (as the Company may determine) at a price of CDN $2.39 per Unit (the "Offering").

1.2

The Purchaser shall remit by wire transfer the amount of funds equal to the Aggregate Subscription Price for the Units being purchased by the Purchaser, as set forth on page 1 of this Subscription Agreement, (the “Aggregate Subscription Price”) to the following account designated by the Company:

HSBC Bank Canada

Swift Number:

Account Number:

Account Name:	Helix BioPharma Corp.

Such funds will be held in trust pending the Closing, and if the Closing does not occur on or before March 29, 2011 or such later date as agreed to by the Company and the Purchaser, will be returned to the Purchaser without interest or deduction.

2.	Description of Units

2.1

Each Unit is comprised of one common share in the capital of the Company (each such common share referred to as a "Share") and one common share purchase warrant (each whole common share purchase warrant referred to as a "Warrant").

2.2

Subject to the terms and conditions thereof, applicable Securities Laws (as defined below) and the policies of the Exchange (as defined below), each Warrant will be non-transferable and will entitle the holder to purchase one common share in the capital of the Company as constituted on the date hereof (each such common share referred to as a "Warrant Share") at a price of CDN $3.35 per Warrant Share at any time on or before 5:00 p.m. (Toronto time) on the fifth anniversary of the the date the Warrants are issued to the Purchaser, or, if such date is not a business day, on the first business day thereafter. In this Subscription Agreement, “Securities Laws” means the Securities Act (Ontario) (the “Ontario Act”) and the rules and regulations promulgated thereunder and all orders, rulings, published policy statements, notices, interpretation notes, directions and instruments thereunder and, if the Purchaser is not resident in Ontario, also mean the applicable securities laws of the jurisdiction of the Purchaser or which are otherwise applicable to the Offering, and the “Exchange” means the Toronto Stock Exchange.

2.3

The terms and conditions which govern the Warrants will be referred to on the certificates representing the Warrants and will, among other things, include provisions for the appropriate adjustment in the class, number and price of the shares issuable upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company's common shares, and the amalgamation of the Company.

2.4

The issue of the Warrants will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

2.5	The Units, the Shares, the Warrants and the Warrant Shares are sometimes collectively referred to as the "Securities".

3.	Closing

3.1	The completion of the purchase and sale of the Shares and Warrants (the “Closing”) will occur at such time on or before March 29, 2011 as is determined by the Company.

3.2

At the Closing, (a) the Company will cause its transfer agent to send by courier or otherwise deliver to the Purchaser, not later than one (1) business day following the Closing, the number of Shares and Warrants set forth on page 1 of this Subscription Agreement registered in the name of the Purchaser or, if so indicated on Page 2 of this Subscription Agreement, in the name of a nominee designated by the Purchaser, and (b) the funds equaling the Aggregate Subscription Price for the Shares and Warrants being purchased by the Purchaser, previously wired to the Company, will be released to the Company in full payment of such Aggregate Subscription Price and will thereafter constitute the Company’s own funds.

4.	Purchaser's Representations, Warranties and Covenants

The Purchaser represents and warrants to, and covenants with, the Company (and acknowledges that the Company is relying on them), which representations, warranties and covenants shall survive the Closing, that as at the execution date of this Subscription Agreement and the Closing:

4.1

The Purchaser is resident in the jurisdiction set forth in the "Address of Residence" set out on page 1 of this Agreement, and the Purchaser understands that the Warrants may not be exercised by or on behalf of a U.S. Person unless the Warrants Shares are registered under the 1933 Act and the securities laws of all applicable States of the United States of America or an exemption from such registration is available and the Company has received an opinion of counsel of recognized standing to such effect in form and substance satisfactory to the Company;

4.2

The Purchaser is aware that no prospectus has been prepared or filed by the Company with any securities commission or similar authority in Canada or with the Securities and Exchange Commission (“The SEC”) in connection with the offering of the Units contemplated hereby, and that:

(a)	certain protections, rights and remedies provided by the Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser.

(b)

the Purchaser may not receive information that would otherwise be required to be provided under applicable Securities Laws and the Company is relieved from certain obligations that would otherwise be required to be given if a prospectus were provided under applicable Securities Laws in connection with the Offering; and

(c)	the issuance and sale of the Units to the Purchaser is subject to such sale being exempt from the requirements of applicable Securities Laws as to the filing and delivery of a prospectus.

4.3

The Purchaser is purchasing the Units as principal and is purchasing the Units at an acquisition cost to the Purchaser of not less than $150,000 paid in cash and, if the Purchaser is not an individual, the Purchaser was not created or used solely to purchase or hold securities in reliance on the exemption from the prospectus requirement available under section 2.10 of National Instrument 45-106 Prospectus and Registration Exemptions ("NI 45-106").

4.4

The Purchaser will not offer or sell any of the Securities in the United States of America or to a U.S. Person unless such securities are registered under the 1933 Act and the securities laws of all applicable States of the United States of America or an exemption from such registration requirements is available, and will not resell any of the Securities except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules.

4.5	The Purchaser will comply with all Securities Laws and with the policies of the Exchange concerning the purchase of, the holding of and the resale restrictions on the Securities.

4.6

The Purchaser is aware that the offer made by this subscription is irrevocable and requires acceptance by the Company as well as Exchange approvals and will not become an agreement between the Purchaser and the Company until accepted by the Company signing in the space above.

4.7

If an individual, the Purchaser has attained the age of majority and is legally competent to execute and deliver this subscription and to take all actions required pursuant hereto and if a corporation, partnership or other entity, the Purchaser has been duly incorporated, created or organized and validly exists under the laws of its jurisdiction of incorporation, creation or organization and all necessary approvals by its directors and shareholders have been obtained for the execution and delivery of this subscription.

4.8

Upon acceptance of this subscription by the Company, this Subscription Agreement, including all exhibits and appendices, if any, will constitute a legal, valid and binding contract of purchase enforceable against the Purchaser in accordance with its terms and will not violate or conflict with the terms of any restriction, agreement or undertaking respecting purchases of securities by the Purchaser.

4.9

The Purchaser's purchase of the Units has not been made through or as a result of, the distribution of the securities comprising the Units is not being accompanied by, and the Purchaser is not aware of, any advertisement of the securities in printed media of general and regular paid circulation, radio, television or electronically.

4.10

No prospectus or offering memorandum within the meaning of applicable Securities Laws or any other document purporting to describe the business and affairs of the Company has been delivered to the Purchaser in connection with the Offering.

4.11	No person has made to the Purchaser any written or oral representation:

(a)	that any person will resell or repurchase any of the Securities;

(b)	that any person will refund the purchase price of the Securities;

(c)	as to the future price or value of any of the Securities; or

(d)

that any of the Securities will be listed and posted for trading on a stock exchange or that application has been or will be made to list and post any of the Securities for trading on a stock exchange, other than applications to the Exchange and the NYSE Amex with respect to the Shares and Warrant Shares.

4.12

The Purchaser has no knowledge of a “material fact” or a “material change” (as those terms are defined in the Ontario Act) in the affairs of the Company that has not been generally disclosed to the public, and the Purchaser has maintained and will maintain the confidentiality of this transaction until it has been publicly disclosed by the Company.

4.13

The funds representing the aggregate Subscription Price in respect of the Units which will be advanced by or on behalf of the Purchaser to the Company hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (for the purposes of this section the "PCMLTFA") and the Purchaser acknowledges and agrees that the Company may be required by law to provide the securities regulators with a list setting forth the identities of the beneficial purchasers of the Units, or disclosure pursuant to the PCMLTFA. To the best of the Purchaser's knowledge (a) none of the subscription funds provided by or on behalf of the Purchaser (i) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Purchaser and, (b) the Purchaser will promptly notify the Company if the Purchaser discovers that any of such representations cease to be true, and shall provide the Company with appropriate information in connection therewith.

4.14

The Purchaser is not an insider or a reporting insider of the Company, nor is the Purchaser an affiliate or associate of any such insider or reporting insider, and the Closing of the purchase and sale of the Shares and Warrants to be purchased hereunder, will not result in the Purchaser becoming a reporting insider or a control person of the Company, except as disclosed to the Company on Page 2 of this Subscription Agreement (the terms, “associate”, “insider” and “control person” having the definitions contained in the Ontario Act, the term “affiliate” having the meaning contained in the TSX Company Manual, and the term “reporting insider” having the meaning in National Instrument 55-104 published by the Canadian Securities Administrators, for application in Ontario).

4.15

The Purchaser represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, and (b) it is not, and as of the Closing will not be, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an Associated Person (as such term is defined under the NASD Membership and Registration Rules Section 1011).

Exceptions:

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)

4.16

The Closing of the purchase and sale of the Shares and Warrants to be purchased hereunder will not result in the Purchaser and any Person with which the Purchaser is acting jointly or in concert, beneficially owning, or exercising control or direction over, 20% or more of the issued and outstanding Common Shares; and for purposes of such calculation, any such Person will be deemed to beneficially own or control or direct (i) all Common Shares underlying the Warrants, and (ii) any Common Shares which such person otherwise has the right to acquire within 60 days (including upon the occurrence of a contingency or the making of a payment) pursuant to any convertible security, agreement, arrangement, pledge or understanding, whether or not in writing. For the purposes of this section, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

4.17	The Company may deliver information pertaining to the Purchaser and this subscription to securities regulatory authorities.

5.	Purchaser's Acknowledgments

5.1	The Purchaser acknowledges and agrees with the Company (which acknowledgements and agreements shall survive the Closing) that:

(a)

The Company has not established any minimum or maximum number of Units which may be issued and accordingly, the Purchaser may be the only purchaser for Units or may be one or more of several such purchasers.

(b)	No securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, and there is no government or other insurance covering the Securities.

(c)	The Company intends to pay Octagon a fee in respect of the sale of Shares and Warrants to the Purchaser.

(d)	The Warrants are not transferable without the prior written consent of the Company.

(e)	The Units are being offered for sale only on a "private placement" basis.

(f)

In purchasing the Units, the Purchaser has relied solely upon publicly available information relating to the Company and not upon any oral or written representation as to any fact or otherwise made by or on behalf of the Company or any other person associated therewith, the decision to purchase the Units was made on the basis of the Company’s publicly available documents, as filed on SEDAR available at www.sedar.com (the “Public Record”) and the decision to acquire the Warrant Shares (issuable upon the exercise of the Warrants) will also be made on the basis of the Public Record.

(g)

The representations, warranties, covenants and acknowledgements of the Purchaser contained in this Subscription Agreement, and in any appendices or other documents or materials executed and delivered by the Purchaser hereunder, if any, are made by the Purchaser with the intent that they may be relied upon by the Company, and its respective professional advisors in determining the Purchaser's eligibility to purchase the Units. The Purchaser further agrees that by accepting the Shares and Warrants the Purchaser shall be representing and warranting that the representations, warranties, covenants and acknowledgements made by the Purchaser in this Subscription Agreement are true as at the Closing with the same force and effect as if they had been made by the Purchaser at the Closing and that they shall survive the purchase by the Purchaser of the Units and any Warrant Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares, the Warrants or the Warrant Shares. The Purchaser hereby agrees to indemnify and save harmless the Company, and its respective directors, officers, employees, advisors, affiliates, shareholders and agents, and its respective counsel, against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur and which are caused by or arise from any inaccuracy in, or any breach or misrepresentation by the Purchaser of, any such representations, warranties, covenants or acknowledgements. The Purchaser undertakes to immediately notify the Company of any change in any statement or other information relating to the Purchaser set forth herein that takes place prior to the Closing.

(h)

The sale and delivery of the Units to the Purchaser is conditional upon such sale being exempt from the requirement to file a prospectus or registration statement or to prepare and deliver an offering memorandum or similar document under any applicable statute relating to the sale of the Units or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or registration statement or preparing and delivering an offering memorandum or similar document.

(i)	If the Purchaser is resident in the United States or a U.S. Person, the Purchaser also represents, warrants and covenants to the Company that:

(i)

the Purchaser is an “accredited investor”, as that term is defined in Rule 501(a) of Regulation D under the 1933 Act for the reason that one of the categories set forth in Schedule A attached hereto correctly and in all respects describes the Purchaser or fits within another of the categories of exempt purchaser specified in Schedule A, and the Purchaser has so indicated by checking the box opposite such category in Schedule A;

(ii)

it is acquiring the Units for its own account and not with a view to any resale, distribution or other disposition of the Securities in violation of U.S. federal or applicable state securities laws; and

(iii)

the Purchaser understands that if it decides to offer, sell, or otherwise transfer any of the Securities , such Securities may be transferred only: (A) to the Company (B) outside the United States in accordance with Regulation S, or (C) within the United States in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities Laws;

(j)

The Purchaser acknowledges and consents to the fact that the Company is collecting the Purchaser's personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time), for the purpose of completing this Subscription Agreement. The Purchaser acknowledges and consents to the Company retaining such personal information for as long as permitted or required by law or business practices. The Purchaser further acknowledges and consents to the fact that the Company may be required by the Securities Laws, or the rules and policies of any stock exchange to provide regulatory authorities or stock exchanges with any personal information provided by the Purchaser in this Subscription Agreement. The Purchaser represents and warrants that it has the authority to provide the consents and acknowledgements set out in this section. In addition to the foregoing, the Purchaser acknowledges and agrees that the Company may use and disclose the Purchaser's personal information, and consents thereto, as follows:

(i)	for internal use with respect to managing the relationships between and contractual obligations of the Company and the Purchaser;

(ii)	for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to the Canada Revenue Agency;

(iii)	disclosure to stock exchanges and securities regulatory authorities and other regulatory bodies having jurisdiction with respect to approval or acceptance for filing of the Offering, reports of trades and similar stock exchange or regulatory filings including, without limiting the generality of the foregoing, disclosure to the Exchange pursuant to the Notice of Private Placement Form (Exchange Form 11) to be filed by the Company in respect of the Offering;

(iv)	disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(v)	disclosure to professional advisers of the Company in connection with the performance of their professional services;

(vi)	disclosure to any person where such disclosure is necessary for legitimate business reasons;

(vii)	disclosure to a court determining the rights of the parties under this Subscription Agreement; or

(viii)	for use and disclosure as otherwise required or permitted by law.

Furthermore, the Purchaser is hereby notified that:

(i)	the Company may deliver to the Ontario Securities Commission certain personal information pertaining to the Purchaser, including such Purchaser's full name, residential address and telephone number, the number of Units purchased by the Purchaser and the total purchase price paid for such Units, the prospectus exemption relied on by the Company and the date of distribution of the Units,

(ii)	such information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii)	such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv)	the Purchaser may contact the following public official in Ontario with respect to questions about the Ontario Securities Commission's indirect collection of such information at the following address and telephone number:

Administrative Support Clerk
Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, Ontario, M5H 3S8

Telephone: (416) 593-3684

(k)

The Purchaser has been advised to consult the Purchaser's own independent tax, financial, investment, legal and other professional advisors with respect to the merits and risks of an investment in the Securities and with respect to applicable resale restrictions and the Purchaser is solely responsible, and the Company is not in any way responsible, for compliance with applicable resale restrictions, and the Purchaser further acknowledges that the Company's legal counsel are acting solely as counsel to the Company and not as counsel to the Purchaser, and the Purchaser has not relied on the Company or its legal counsel in any manner in connection with the Purchaser’s purchase of the Securities.

(l)

The Purchaser is aware of the characteristics of the Securities and the risks relating to an investment therein and agrees that the Purchaser must bear the economic risk of loss of his, her or its entire investment in the Securities.

(m)	The Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of the Purchaser's proposed investment in the Securities.

(n)	In order to exercise a Warrant:

(i)	each person exercising a Warrant will be required to give written certification that such person is not a U.S. Person and that the Warrant is not being exercised on behalf of a U.S. Person; or

(ii)	the Company must obtain a written opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Company, to the effect that the Warrant and the Warrant Shares have been registered under the 1933 Act or are exempt from registration thereunder.

(o)

The Purchaser is aware that (i) the Company may complete additional financings in the future in order to develop the Company's business and to fund its ongoing development, (ii) there is no assurance that such financings will be available and, if available, on reasonable terms, (iii) any such future financings may have a dilutive effect on the Company's securityholders, including the Purchaser, and (iv) if such future financings are not available, the Company may be unable to fund its on-going development and the lack of capital resources may result in the failure of the Company's business.

(p)

The Purchaser is aware that under the rules of the U.S. Securities and Exchange Commission, beneficial owners of 5% or more of the voting securities of the Company are required to file reports under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the securities beneficially held by them.

6.	Resale Restrictions and Legending of Securities

6.1

In addition to the acknowledgements given in Article 5 hereof and elsewhere in this Subscription Agreement, the Purchaser acknowledges that the Purchaser's ability to transfer the Shares, Warrants and Warrant Shares is limited by, among other things, the Securities Laws. In particular, the Purchaser acknowledges having been informed that the Shares and Warrants, and any Warrant Shares issued upon exercise of the Warrants, are subject to resale restrictions under NI 45-102 and may not be sold or otherwise disposed of in Canada for a period of four months from the date of distribution of the Units, unless a statutory exemption is available or a discretionary order is obtained from the applicable securities commission allowing the earlier resale thereof. The Purchaser also acknowledges the resale restrictions referred to in this Article 6 and that there may be other restrictions on the Purchaser’s ability to resell the Securities under applicable Securities Laws, and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Securities. The Purchaser is advised to consult the Purchaser’s own legal advisors in this regard.

6.2

The Purchaser acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any State of the United States and that the Company does not intend to register any of the Securities under the 1933 Act, or the securities laws of any State of the United States and has no obligation to do so. The Securities may not be offered or sold in the United States unless registered in accordance with United States federal securities laws and all applicable state securities laws or exemptions from such requirements are available. The Purchaser acknowledges that the Company will not register any transfer of any of the Securities not made in accordance with Regulation S of the 1933 Act or pursuant to an available exemption from registration.

6.3

The Purchaser acknowledges that legends will be endorsed on the certificates representing the Shares and the Warrant Shares substantially in the following form and with the information completed (except that the first legend set forth below will not appear on Warrant Shares issued after four months following the Closing):

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING.]”

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT.”

6.4	The Purchaser acknowledges that the certificates representing the Warrants shall bear legends substantially in the following form and with the information completed

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING.]"

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS.AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT , OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT.”

6.5

The Purchaser understands and acknowledges that the Company (i) is not obligated to remain a ‘‘foreign issuer’’ within the meaning of Regulation S under the 1933 Act, (ii) may not, at the time the Shares, the Warrant or the Warrant Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer; and if the Company is not a foreign issuer at the time of any sale or other transfer of Shares, Warrants or Warrant Shares pursuant to Rule 904 of Regulation S under the 1933 Act, the certificates representing the Shares, the Warrants and the Warrant Shares may continue to bear the legend described in section 6.4 above;

6.6

THE PURCHASER ACKNOWLEDGES THAT THE COMPANY BEARS NO RESPONSIBILITY FOR THE REMOVAL OF RESALE RESTRICTIONS OR LEGENDS ON SECURITIES AND THAT THE RESPONSIBILITY FOR COMPLIANCE AND COST WITH SUCH RESTRICTIONS OR THE REMOVAL OF LEGENDS IS TO BE BORNE BY THE PURCHASER AND NOT THE COMPANY.

7.	Company's Representations and Warranties

7.1	The Company hereby represents and warrants to the Purchaser that:

(a)	it is a valid and subsisting corporation and in good standing under the Canada Business Corporations Act;

(b)	its common shares are currently listed on the Exchange and the NYSE Amex;

(c)

it will reserve or set aside sufficient shares in its treasury to issue the Securities and upon their issuance, the Shares and the Warrant Shares will be duly authorized and validly issued as fully paid and non-assessable;

(d)

no advertisement of the securities offered hereby or of any of the securities of the Company has been made or is being made in relation to or in conjunction with the distribution pursuant to the Offering; and

(e)	it will use commercially reasonable efforts to maintain compliance with Rule 144(c)(1) promulgated under the 1933 Act during the term of the Warrant.

7.2	The Company shall perform and carry out all of the acts and things to be completed by it as provided in this Subscription Agreement.

8.	General

8.1	Time shall, in all respects, be of the essence hereof.

8.2	All references herein to monetary amounts are to lawful money of Canada, unless otherwise indicated.

8.3	The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

8.4

Except as expressly provided for in this Subscription Agreement and in the agreements, instruments and other documents provided for, contemplated or incorporated herein, this Subscription Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Subscription Agreement may be amended or modified in any respect by written instrument only.

8.5

The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Purchaser, the Company and their respective successors and assigns; provided that, except as herein provided, this Subscription Agreement shall not be transferable or assignable by any party without the written consent of the other.

8.6

This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

8.7

This Subscription Agreement is intended to and shall take effect on the date of acceptance of the subscription by the Company, notwithstanding its actual date of execution or delivery by any of the parties hereto, and shall be dated for reference as of the date of such acceptance by the Company.

8.8

The Company shall be entitled to rely on delivery of a facsimile or electronic copy of an executed subscription, and acceptance by the Company of such subscription by signing where indicated on page 2 above and sending the fully executed subscription to the Purchaser by facsimile or electronically (including without limitation by email) shall be legally effective to create a valid and binding Agreement between the Purchaser and the Company in accordance with the terms hereof. The Purchaser shall be deemed to have received the fully executed subscription at the time the Company sends the facsimile or electronic communication.

8.9

The Purchaser acknowledges and agrees that all costs incurred by the Purchaser (including any fees and disbursements of any special counsel retained by the Purchaser) relating to the sale of the Securities to the Purchaser shall be borne by the Purchaser.

8.10

The Purchaser acknowledges that the Purchaser has consented to and requested that all documents evidencing or relating in any way to the issuance of the Securities be drawn up in the English language only.

8.11

Each of the parties hereto upon the request of the other parties hereto, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as reasonably may be necessary or desirable to complete, better evidence, or perfect the transactions contemplated herein.

8.12

The Company will be entitled to rely on the representations and warranties of the Purchaser contained herein and the Purchaser will indemnify and hold harmless the Company for any loss, cost, expense, damage or any other liability the Issuer may suffer as a result of a misrepresentation by the Purchaser.

9.	Execution

This Subscription Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile, all of which when taken together shall be deemed to be one and the same document.

SCHEDULE A

The Purchaser, is an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the United States Securities Act of 1933, as amended (the "1933 Act")) by virtue of falling within at least one of the following categories (check one):

[ ]	Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; insurance company as defined in Section 2(13) of the 1933 Act; investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefits of its employees if such plan has total assets in excess of US$5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

[ ]	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

[ ]	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust or partnership not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

[ ]	Any director, executive officer, or general partner of the Issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of the Issuer;

[ ]	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase exceeds US$1,000,000 (excluding the value of the primary residence of such natural person);

[ ]	Any natural person who had (i) an individual income in excess of US$200,000 in each of the two most recent years and who reasonably expects an income in excess of US$200,000 in the current year or (ii) a joint income with that person’s spouse in excess of US$300,000 in each of the two most recent years and who reasonably expects a joint income in excess of US$300,000 in the current year;

[ ]	Any trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) promulgated under the 1933 Act; or

[ ]	Any entity in which all of the equity owners are accredited investors under any of the paragraphs above. If the Purchaser belongs to this accredited investor category only, a list of the stockholders, partners, members or beneficiaries of the Purchaser, and the "accredited investor" category that each such stockholder, partner, member or beneficiary satisfies, must be provided on a separate sheet and attached to this Agreement.